SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Acucela Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00510T 109

(CUSIP Number of Class of Securities)

Andrew J. Bond

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101-3045

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T 109

1	Names of reporting persons Ryo Kubota
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (Not Applicable)
5	Check of disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 10,250,654(1)
	8	Shared voting power -0-
	9	Sole dispositive power 10,250,654(1)
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 10,250,654 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 28.6% (2)
14	Type of reporting person IN

(1)	Includes 10,000 shares of the Issuer’s common stock issuable upon exercise of options that are exercisable within 60 days of the date of this Schedule 13D.
(2)	Based on 35,809,467 shares of the Issuer’s common stock outstanding as of March 30, 2015 as reported on the Issuer’s Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2015.

SCHEDULE 13D

CUSIP No. 00510T 109

1	Names of reporting persons Hikaru Shimura
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (Not Applicable)
5	Check of disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 151,515
	8	Shared voting power -0-
	9	Sole dispositive power 151,515
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 151,515
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.4% (1)
14	Type of reporting person IN

(1)	Based on 35,809,467 shares of the Issuer’s common stock outstanding as of March 30, 2015 as reported on the Issuer’s Form 10-K for the year ended December 31, 2014, filed with the SEC on March 30, 2015.

SCHEDULE 13D

CUSIP No. 00510T 109

1	Names of reporting persons Yoshitaka Kitao
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (Not Applicable)
5	Check of disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 204,800
	8	Shared voting power -0-
	9	Sole dispositive power 204,800
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 204,800
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.6% (1)
14	Type of reporting person IN

(1)	Based on 35,809,467 shares of the Issuer’s common stock outstanding as of March 30, 2015 as reported on the Issuer’s Form 10-K for the year ended December 31, 2014, filed with the SEC on March 30, 2015.

SCHEDULE 13D

CUSIP No. 00510T 109

1	Names of reporting persons Yoichi Tsuchiya
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (Not Applicable)
5	Check of disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 20,000
	8	Shared voting power -0-
	9	Sole dispositive power 20,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 20,000
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.1% (1)
14	Type of reporting person IN

(2)	Based on 35,809,467 shares of the Issuer’s common stock outstanding as of March 30, 2015 as reported on the Issuer’s Form 10-K for the year ended December 31, 2014, filed with the SEC on March 30, 2015.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed by Ryo Kubota with the SEC on February 2, 2015, as amended by Amendments No. 1, No. 2 and No 3 filed with the SEC jointly by Dr. Kubota, Hikaru Shimura, Yoshitaka Kitao, and Yoichi Tsuchiya on February 24, 2015, March 3, 2015, and March 17, 2015, respectively (as so amended, the “Statement”), is hereby amended with respect to the items set forth below by this Amendment No. 4 (this “Amendment”).

Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each item of the Statement remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following:

On May 1, 2015, a special shareholder meeting of the Issuer’s shareholders (the “Special Meeting”) was held at which each of Peter Kresel, Brian O’Callaghan, Glen Y. Sato and Michael Schutzler were removed from the Board and each of the Board Designees were elected as new members of the Board.

As a result of the actions taken by the Issuer’s shareholders at the Special Meeting, on May 13, 2015, Ryo Kubota entered into a Mutual Termination Agreement (the “Mutual Termination Agreement”) with the SBI Entities, which provided that the Voting Agreement and Proxy is terminated as of the date of the Mutual Termination Agreement and is of no further force and effect.

On May 13, 2015, Ryo Kubota entered into termination agreements with each of Hikaru Shimura, Yoichi Tsuchiya, and Yoshitaka Kitao (each a “Termination Agreement” and collectively the “Termination Agreements”) for the purpose of terminating the rights and responsibilities of each of the Reporting Persons under the terms of the Voting Agreements.

The summary of both the Mutual Termination Agreement and the Termination Agreements in this Item 4 is not complete and is qualified in its entirety by reference to the complete Mutual Termination Agreement and the Termination Agreements, which are filed as Exhibits 7.8, 7.9, 7.10 and 7.11 to this Amendment and are incorporated by reference into this Item 4.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

RYO KUBOTA

Ryo Kubota is the direct beneficial holder of 10,250,654 shares of Common Stock (including 10,000 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date of this Amendment) and has sole voting and dispositive power over such shares which represent approximately 28.6%* of the Issuer’s outstanding Common Stock. By virtue of executing the Mutual Termination Agreement, Ryo Kubota and the SBI Entities are no longer deemed to have formed a “group” within the meaning of Section 13(d)(3) under the Act and consequently Ryo Kubota may no longer be deemed to possess shared voting power or beneficially ownership for purposes of Rule 13d-3 over the 7,752,425 shares of Common Stock that are beneficially owned by the SBI Entities.

HIKARU SHIMURA

Hikaru Shimura is the direct beneficial owner of 151,515 shares of Common Stock and has sole voting and dispositive power over such shares, which represent approximately 0.4%* of the Issuer’s outstanding Common Stock.

YOSHITAKA KITAO

Yoshitaka Kitao is the direct beneficial owner of 204,800 shares of Common Stock and has sole voting and dispositive power over such shares, which represent approximately 0.6%* of the Issuer’s outstanding Common Stock.

YOICHI TSUCHIYA

Yoichi Tsuchiya is the direct beneficial owner of 20,000 shares of Common Stock and has sole voting and dispositive power over such shares, which represent approximately 0.1%* of the Issuer’s outstanding Common Stock.

As consequence of entering the Termination Agreements, the Reporting Persons may no longer be deemed to have formed a “group” under Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he has beneficial ownership over any of the shares of the Issuer’s common stock beneficially held by any of the other Reporting Persons for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

*	Based on 35,809,467 shares of the Issuer’s common stock outstanding as of March 30, 2015 as reported on the Issuer’s Form 10-K for the year ended December 31, 2014, filed with the SEC on March 30, 2015.

(c)

Except as described in this Statement, the Reporting Persons have not effected any transaction in the Common Stock during the past sixty days.

(d)

No Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the Termination Agreements and reported in this Amendment.

(e)

On May 13, 2015, by virtue of executing the Termination Agreements, each of Hikaru Shimura, Yoichi Tsuchiya, and Yoshitaka Kitao no longer may be deemed to beneficially own the shares of Common Stock owned by Ryo Kubota and the other Reporting Persons and as a consequence each such Reporting Person may no longer be considered to be a beneficial owner of more than five percent of the outstanding shares of Common Stock as of such date.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by the addition of the following:

The Reporting Persons entered into the Termination Agreements pursuant to which each Reporting Person agreed to terminate the relevant Voting Agreement (and all rights and obligations thereunder) effective as of May 13, 2015.

Ryo Kubota and the SBI Entities entered into the Mutual Termination Agreement which provided that the Voting Agreement and Proxy is terminated as of May 13, 2015, and is of no further force and effect as of such date. Pursuant to the terms of the Mutual Termination Agreement, each of Ryo Kubota and the SBI Entities relinquished all rights they possessed under the Voting Agreement and Proxy and agreed that the proxy granted to Ryo Kubota regarding the shares of Common Stock beneficially owned by the SBI Entities is revoked and is of no further force and effect.

The summary of both the Mutual Termination Agreement and the Termination Agreements in this Item 6 is not complete and is qualified in its entirety by reference to the complete Mutual Termination Agreement and the Termination Agreements, which are filed as Exhibits 7.8, 7.9, 7.10 and 7.11 to this Amendment and are incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended by the addition of the following exhibit:

Exhibit 7.8	Mutual Termination Agreement, dated May 13, 2015, between Ryo Kubota and certain shareholders of Acucela Inc.

Exhibit 7.9	Termination Agreement, dated May 13, 2015, between Ryo Kubota and Hikaru Shimura

Exhibit 7.10	Termination Agreement, dated May 13, 2015, between Ryo Kubota and Yoshitaka Kitao

Exhibit 7.11	Termination Agreement, dated May 13, 2015, between Ryo Kubota and Yoichi Tsuchiya

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2015

RYO KUBOTA

/s/ Ryo Kubota
Ryo Kubota

HIKARU SHIMURA

*Hikaru Shimura
Hikaru Shimura

YOSHITAKA KITAO

*Yoshitaka Kitao
Yoshitaka Kitao

YOICHI TSUCHIYA

*Yoichi Tsuchiya
Yoichi Tsuchiya

*Ryo Kubota

/s/ Ryo Kubota
By:	Ryo Kubota
Attorney-in-Fact